

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2015

Via E-mail
Robert E. Landry
Senior Vice President of Finance - Chief Financial Officer
Regeneron Pharmaceuticals, Inc.
777 Old Saw Mill River Road
Tarrytown, New York 10591

> **Re:** **Regeneron Pharmaceuticals, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 16, 2015**
> **File No. 000-19034**

Dear Mr. Landry:

We have limited our review of your proxy statement to the issue we have addressed in our comment. Please respond to this letter by amending your proxy statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your proxy statement or your response to our comment, we may have additional comments.

Proposal 4, page 73

1. We note that you have proposed to amend your certificate of incorporation to increase the number of authorized shares of capital stock and common stock. Please amend your proxy statement to disclose whether you have any current plans, arrangements, or understandings to issue any of the shares that would be newly available for issuance following the proposed increase to your authorized shares. If such plans exist, please disclose all material information. If no such plans exist, please revise your disclosure accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filing;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Preston Brewer at (202) 551-4325 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director